                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 2-11

           January 26, 2011

TITAN 24 GEOPHYSICAL SURVEY UNDERWAY – LOS ZORROS DISTRICT, CHILE

SAMEX has commenced a substantial geophysical survey over portions of the Los Zorros district in Chile.  The survey is being conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  Data from the Titan 24 survey will be correlated with data from earlier exploration and current drilling to help guide ongoing exploration throughout the extensive Los Zorros gold district.

The program, which includes five survey lines totaling over 20 line-kilometers, has just begun and is expected to include several weeks of field-data collection followed by four to six weeks of data-modeling and interpretation.  SAMEX President, Jeff Dahl said; “This is the first time we’ve conducted a geophysical survey of this nature in the Los Zorros district and we’re excited to see what this deep-imaging technology will reveal.  This program will enable us to incorporate our earlier exploration data into the modeling process which may be very helpful in expediting discoveries within this prolifically mineralized district.”

SAMEX is conducting a multi-project, multi-faceted exploration program at its large, wholly owned, Los Zorros property holdings in Chile.  Thus far in the current program, three holes have been drilled in the Cinchado project area, one deep hole (>800 meters) in Milagro Pampa project area, and two holes (one still in progress) in the Milagro project area.  Core logging and assaying are continuing and will be integrated with data from the Titan 24 survey in order to direct further drilling in these project areas. SAMEX recently secured major funding which has facilitated a significant expansion and extension of the exploration programs on its various projects in the Los Zorros gold district.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.